UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

ANDREW FREEDMAN, ESQ.
MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 711,997
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 711,997
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 711,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 670,960
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 670,960
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 711,997
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 711,997
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 711,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 71361F100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 670,960 Shares directly owned by Moab LP is approximately $4,326,000 including brokerage commissions.  The aggregate purchase price of the 41,037 Shares held in the Managed Account is approximately $262,000, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,391,467 Shares outstanding, as of February 1, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 6, 2017.

A.	Moab LP

(a)	As of the close of business on February 15, 2017, Moab LP directly owned 670,960 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 670,960
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 670,960
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Moab LP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Moab LLC

(a)
As of the close of business on February 15, 2017, 41,037 Shares were held in the Managed Account.  Moab LLC, as the investment adviser of Moab LP and the Managed Account, may be deemed the beneficial owner of the (i) 670,960 Shares directly owned by Moab LP and (ii) 41,037 Shares held in the Managed Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 711,997
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 711,997
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 71361F100

(c)
Moab LLC has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Moab LP and the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Rothenberg

(a)	Mr. Rothenberg, as the managing member of Moab LLC, may be deemed the beneficial owner of the (i) 670,960 Shares directly owned by Moab LP and (ii) 41,037 Shares held in the Managed Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 711,997
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 711,997
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Rothenberg has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Moab LP and the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

On February 7, 2017, each of Moab LP and Moab LLC, on behalf of the Managed Account, sold short in the over the counter market, American-style call options referencing an aggregate of 5,700 Shares and 300 Shares, respectively, which have an exercise price of $7.50 per Share and expire on March 17, 2017.

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2017

MOAB PARTNERS, L.P.

By:	Moab Capital Partners, LLC, its Investment Adviser

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

MOAB CAPITAL PARTNERS, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

/s/ Michael M. Rothenberg
MICHAEL M. ROTHENBERG

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Shares During the past 60 days

Nature of Transaction	Date of Transaction	Shares of Common Stock Purchased/(Sold)	Price ($)

MOAB PARTNERS, L.P.

Sale of Common Stock	12/23/2016	(188)	6.770
Sale of Common Stock	12/23/2016	(408)	6.797
Sale of Common Stock	12/23/2016	(470)	6.774
Sale of Common Stock	12/30/2016	(3,200)	6.597
Sale of Common Stock	12/30/2016	(4,100)	6.597
Sale of Common Stock	1/3/2017	(240)	6.777
Sale of Common Stock	1/3/2017	(2,594)	6.717
Sale of Common Stock	1/3/2017	(200)	6.717
Sale of Common Stock	1/3/2017	(1,400)	6.717
Sale of Common Stock	1/3/2017	(100)	6.717
Sale of Common Stock	1/3/2017	(906)	6.717
Sale of Common Stock	1/9/2017	(4,534)	6.737
Sale of Common Stock	2/7/2017	(500)	7.747
Sale of Common Stock	2/7/2017	(10,700)	7.747
Sale of Common Stock	2/7/2017	(1,967)	7.747
Sale of Call Options	2/7/2017	(57) 1	0.053
Sale of Common Stock	2/10/2017	(156)	7.974
Sale of Common Stock	2/10/2017	(3,000)	7.974
Sale of Common Stock	2/10/2017	(2,434)	7.974
Sale of Common Stock	2/10/2017	(694)	7.974
Sale of Common Stock	2/10/2017	(1,000)	7.974
Sale of Common Stock	2/10/2017	(900)	7.974
Sale of Common Stock	2/10/2017	(1,000)	7.974
Sale of Common Stock	2/10/2017	(1,100)	7.974
Sale of Common Stock	2/10/2017	(1,108)	7.974
Sale of Common Stock	2/10/2017	(1,700)	7.974
Sale of Common Stock	2/10/2017	(5,731)	7.974
Sale of Common Stock	2/10/2017	(8,506)	7.974
Sale of Common Stock	2/10/2017	(3,800)	7.974
Sale of Common Stock	2/13/2017	(419)	8.340
Sale of Common Stock	2/13/2017	(2,981)	8.340
Sale of Common Stock	2/13/2017	(2,100)	8.340
Sale of Common Stock	2/14/2017	(1,581)	8.378
Sale of Common Stock	2/14/2017	(520)	8.378
Sale of Common Stock	2/14/2017	(1,100)	8.378
Sale of Common Stock	2/14/2017	(100)	8.378
Sale of Common Stock	2/14/2017	(4,168)	8.366
Sale of Common Stock	2/14/2017	(2,524)	8.380
Sale of Common Stock	2/14/2017	(559)	8.380

CUSIP NO. 71361F100

Sale of Common Stock	2/14/2017	(4,610)	8.380
Sale of Common Stock	2/14/2017	(100)	8.380
Sale of Common Stock	2/14/2017	(200)	8.380
Sale of Common Stock	2/15/2017	(2,624)	8.494
Sale of Common Stock	2/15/2017	(8,299)	8.514
Sale of Common Stock	2/15/2017	(100)	8.525
Sale of Common Stock	2/15/2017	(1,499)	8.525
Sale of Common Stock	2/15/2017	(800)	8.525
Sale of Common Stock	2/15/2017	(2,021)	8.525
Sale of Common Stock	2/15/2017	(1,700)	8.525
Sale of Common Stock	2/15/2017	(4,200)	8.525
Sale of Common Stock	2/15/2017	(2,600)	8.525

MOAB CAPITAL PARTNERS, LLC
(Through the Managed Account)

Sale of Common Stock	12/23/2016	(12)	6.769
Sale of Common Stock	12/23/2016	(25)	6.796
Sale of Common Stock	12/23/2016	(30)	6.774
Sale of Common Stock	1/3/2017	(60)	6.777
Sale of Common Stock	1/3/2017	(1,300)	6.717
Sale of Common Stock	1/9/2017	(279)	6.737
Sale of Common Stock	2/7/2017	(795)	7.747
Sale of Call Options	2/7/2017	(3) 1	0.053
Sale of Common Stock	2/10/2017	(546)	7.970
Sale of Common Stock	2/10/2017	(2,160)	7.974
Sale of Common Stock	2/14/2017	(251)	8.366
Sale of Common Stock	2/14/2017	(483)	8.380
Sale of Common Stock	2/14/2017	(139)	8.361
Sale of Common Stock	2/14/2017	(60)	8.361
Sale of Common Stock	2/15/2017	(501)	8.510
Sale of Common Stock	2/15/2017	(158)	8.494
Sale of Common Stock	2/15/2017	(780)	8.525

1 Represent shares underlying American-style call option that were sold short in the over-the counter market.  The call options expire on March 17, 2017 and have an exercise price of $7.50 per share.